EXHIBIT 12

DELTA NATURAL GAS COMPANY, INC.
COMPUTATION OF THE CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES

	2017	2016	2015	2014	2013

Earnings
Net income	$5,516,343	$5,529,378	$6,496,081	$8,275,128	$7,200,776
Provisions for income taxes (a)	3,230,613	3,377,481	3,892,215	4,858,586	4,268,784
Fixed charges	2,485,386	2,557,257	2,623,662	2,694,187	2,770,935

Total	$11,232,342	$11,464,116	$13,011,958	$15,827,901	$14,240,495

Fixed Charges
Interest on debt (a)	$2,235,386	$2,297,757	$2,360,662	$2,424,587	$2,493,135
Amortization of debt expense	227,000	233,500	240,000	246,600	253,800
One third of rental expense	23,000	26,000	23,000	23,000	24,000

Total	$2,485,386	$2,557,257	$2,623,662	$2,694,187	$2,770,935

Ratio of earnings to fixed charges	4.52x	4.48x	4.96x	5.87x	5.14x

(a)
Interest accrued on uncertain tax positions, in accordance with Accounting Standards Codification Topic 740 - Income Taxes, is presented in income taxes on the Consolidated Statements of Income. This interest has been excluded from the determination of fixed charges.